Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” in our annual report on Form 20-F, dated Apr 8, 2026.

Overview

Headquartered in Shibuya-ku, Tokyo, we are a sports and social business company dedicated to youth sports and community engagement. We primarily provide services related to the organization and operations of sports schools and sports events for children. Building upon our experience and know-how in sports education, we also operate a robust social business sector, dispatching sports coaches to meet various community needs.

At the core of our operations is the children’s sports school business. When we refer to a sports school, it refers to a series of courses and programs that we offer to teach a sport, instead of a physical location. As of March 31, 2026, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of March 31, 2026, we held our sports classes at more than 4,600 facility locations in Japan nationwide, serving over 60,960 members. The number of members is based on the number of students taking classes; if a student is enrolled in two different classes, this student is counted as two members. We provide 13 sports schools, from soccer school “Liberta” and baseball school “Porte,” to rhythmic karate school “Quore” and kendo school “Kokoro.” We also offer classes that cater to the various needs of different age groups and sports capability levels. For instance, our “JJMIX” classes offer beginners from the age of two and up the opportunity to experience multiple sports, and our “Rugina” classes are designed specifically for girls. Approximately 88% of our sports school members are elementary school students, with additional programs for preschoolers, nursery school children, kindergarteners, and junior high school students. These classes are taught by professional coaches who bring their expertise and passion to each session, ensuring that students receive high-quality coaching in safe environments. Our sports school business also extends to sports merchandise sales and commissioned special guidance services.

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. Our LEIF after-school daycare service supports children with disabilities or developmental characteristics through soccer therapy, promoting independence and improving life skills. Our involvement also extends to facility management services at public sports facilities, focusing on providing sports coaching for people of all ages. Our elderly healthcare initiative offers exercise programs for the elderly, including exercise instruction such as preventive nursing care exercises, yoga, and other health promotion services at community centers and healthcare facilities. By addressing these diverse needs, we aim to promote physical health, social inclusion, and community well-being across different demographics.

Our revenue increased by JPY268.1 million ($1.7 million), or 10.0%, from JPY2,686.2 million ($16.9 million) for the three months ended March 31, 2025, to JPY2,954.3 million ($18.6 million) for the three months ended March 31, 2026.

Our net income increased by JPY1.8 million ($0.0 million), or 1.5%, from JPY122.5 million ($0.8 million) for the three months ended March 31, 2025, to JPY124.3 million ($0.8 million) for the three months ended March 31, 2026.

As of March 31, 2026, we had JPY100.0 million ($0.6 million) of short term loans, JPY114.8 million ($0.7 million) of current portion of long term loans, and JPY8.4 million ($0.1 million) of long term loans outstanding as compared to JPY100.0 million ($0.6 million) of short term loans, JPY151.0 million ($0.9 million) of current portion of long term loans, and JPY24.4 million ($0.2 million) of long-term loans outstanding as of December 31, 2025.

Our Business Model

Our business model is predicated on our competitive advantage: the development of coaches who can enhance children’s non-cognitive skills through sports, and our expertise in integrating these skills with sports programs. Non-cognitive skills encompass attributes related to an individual’s personality, attitudes, behaviors, and social interactions.

We are committed to training coaches who can effectively foster children’s non-cognitive skills through sports. We pay fees to use public facilities (for instance, school gyms and grounds and municipal venues) capable of hosting these lessons. We tailor a variety of sports lesson programs in order to encourage our students’ interaction and enhance their non-cognitive skills.

Our coaches are expected to be exemplary adult role models who possess not only the skills to facilitate lessons but also the attributes of school teachers and parents. Having our coaches build robust relationships with children and their parents, our lessons become a valuable “third place” for children, alongside school and home, thereby increasing our customers’ switching cost and enhancing customer retention rate.

Trend Information

Our sports school business experiences seasonal fluctuations, with lower membership number around March due to school graduations, followed by growth from April to June when the new school year begins. Revenue from event hosting also peaks during school holidays in March, August, and December–January. Our social business cash flows show seasonality as some governmental contracts settle payments around fiscal year-end in March. For further details, see “Trend Information” under “Item5 Operating and Financial Review and Prospects” in our annual report on Form 20-F, dated Apr 8, 2026.

Key Operating Metrics

We use the following key performance indicators to analyze our business performance and financial forecasts and to develop strategic plans. We believe that these indicators provide useful information to help investors understand and evaluate our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes for calculating these metrics.

These key performance indicators are presented for supplemental informational purposes only; they should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may differ from similarly titled metrics or measures presented by other companies. The following table sets forth a summary of the key operating metrics:

	For the Three Months Ended March 31,						Period- Over-Period
	2025		2026		2026		2025 to 2026 % Change
Operating Metrics:
Sports school business
Number of members		62,495		60,960		-	(2.5)%
Average membership duration (Year)		1.82		1.89		-	3.8%
Revenue per capita	JPY	3,272,467	JPY	3,404,469	US$	21,401	4.0%
Social business
Number of schools		352		381		-	8.2%
Number of club activities		1,971		2,120		-	7.6%
Revenue per capita	JPY	2,263,847	JPY	2,318,412	US$	14,574	2.4%

For definitions of our key operating metrics, see “Key Operating Metrics” under “Item5 Operating and Financial Review and Prospects” in our annual report on Form 20-F, dated Apr 8, 2026.

Results of Operations

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for each of the periods indicated:

	For the Three Months Ended March 31,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
NET REVENUE
Sports school business	2,048,564,200	76.3%	2,162,972,933	13,596,762	73.2%	114,408,733	5.6%
Social business	637,650,207	23.7%	791,351,187	4,974,549	26.8%	153,700,980	24.1%
TOTAL REVENUE	2,686,214,407	100.0%	2,954,324,120	18,571,311	100.0%	268,109,713	10.0%
COST OF REVENUE	(1,895,769,261)	(70.6)%	(2,002,020,892)	(12,584,995)	(67.8)%	(106,251,631)	5.6%
GROSS PROFIT	790,445,146	29.4%	952,303,228	5,986,316	32.2%	161,858,082	20.5%
OPERATING EXPENSES:
Selling, general and administrative expenses	(624,299,080)	(23.2)%	(798,995,128)	(5,022,599)	(27.0)%	(174,696,048)	28.0%
TOTAL OPERATING EXPENSES	(624,299,080)	(23.2)%	(798,995,128)	(5,022,599)	(27.0)%	(174,696,048)	28.0%
INCOME FROM OPERATIONS	166,146,066	6.2%	153,308,100	963,717	5.2%	(12,837,966)	(7.7)%
Interest expenses, net	(3,499,128)	(0.1)%	(46,162)	(290)	0.0%	3,452,966	(98.7)%
Other income and expenses, net	(7,422,925)	(0.3)%	16,075,984	101,056	0.5%	23,498,909	(316.6)%
INCOME BEFORE INCOME TAX PROVISION	155,224,013	5.8%	169,337,922	1,064,483	5.7%	14,113,909	9.1%
Provision for income taxes	(32,683,751)	(1.2)%	(45,009,918)	(282,939)	(1.5)%	(12,326,167)	37.7%
NET INCOME	122,540,262	4.6%	124,328,004	781,544	4.2%	1,787,742	1.5%
ADJUSTED INCOME FROM OPERATIONS	166,146,066	6.2%	167,813,252	1,054,898	5.7%	1,667,186	1.0%

Revenue

Total revenue increased by JPY268.1 million ($1.7 million), or 10.0%, for the three months ended March 31, 2026, compared to the three months ended March 31, 2025.

Sports school business revenue increased by JPY114.4 million ($0.7 million), or 5.6%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The increase in revenue was mostly driven by: (i) an increase of JPY81.0 million ($0.5 million) in sports school business-other revenue, mainly attributable to our services provided to a new customer, and (ii) an increase of JPY45.6 million ($0.3 million) in membership fees revenue mainly attributable to an increase in monthly membership fee rates, despite a decrease in the period-end number of members as of March 31, 2026 compared to March 31, 2025. These increases were partially offset by a decrease of JPY27.9 million ($0.2 million) in event hosting revenue mainly attributable to a decrease in the number of customers who joined events, from 48,146 for the three months ended March 31, 2025 to 45,394 for the three months ended March 31, 2026. The number of customers who joined events refers to the total number of participants, including both members and non-members of the Company. We define the number of customers who participated in events as the total number of times customers attended throughout the fiscal year. For example, if the same customer attends three events within the same fiscal year, this customer is counted as three customers.

Social business revenue increased by JPY153.7 million ($1.0 million), or 24.1%, for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The increase in revenue was mostly driven by: (i) an increase in school club activity support revenue by JPY110.2 million ($0.7 million), driven by an increase in contracts with schools, and (ii) an increase in facility management services revenue by JPY38.0 million ($0.2 million), driven by the acquisition of new clients.

Cost of revenue and gross profit

Cost of revenue increased by JPY106.3 million ($0.7 million), or 5.6%, for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, driven by: (i) the increase in revenue noted above, (ii) an increase in salaries and welfare expenses of JPY105.8 million ($0.7 million) due primarily to an increase in headcount associated with the expansion of the Company’s business operations, and (iii) an increase in others of JPY30.5 million ($0.2 million), primarily due to the expansion of our social business.

	For the Three Months Ended March 31,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	1,276,976,353	67.4%	1,382,820,121	8,692,608	69.1%	105,843,768	8.3%
Event hosting expenses	225,708,432	11.9%	231,310,811	1,454,053	11.6%	5,602,379	2.5%
School facility rental fees	122,463,670	6.5%	134,856,299	847,726	6.7%	12,392,629	10.1%
Travel expenses	113,804,885	6.0%	65,713,295	413,084	3.3%	(48,091,590)	(42.3)%
Others	156,815,921	8.2%	187,320,366	1,177,524	9.3%	30,504,445	19.5%
Total	1,895,769,261	100.0%	2,002,020,892	12,584,995	100.0%	106,251,631	5.6%

Our gross profit increased by 20.5% from JPY790.4 million for the three months ended March 31, 2025 to JPY952.3 million for the three months ended March 31, 2026, along with business expansion.

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased by JPY174.7 million, or 28.0%, for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase in selling, general, and administrative expenses was attributed to (i) an increase in outside services of JPY68.3 million ($0.4 million) due to advisory fees incurred in connection with the proposed acquisition transactions, (ii) an increase in promotion fees of JPY65.6 million ($0.4 million), primarily due to a refinement of our expense classification approach beginning in fiscal 2026, (iii) an increase in taxes and public dues of JPY23.4 million ($0.1 million) due to higher capital-based taxes in connection with our IPO, and (iv) an increase in travel expenses of JPY12.4 million ($0.1 million) incurred due to a refinement of our expense classification approach beginning in fiscal 2026.

	For the Three Months Ended March 31,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	210,193,850	33.7%	222,148,114	1,396,455	27.8%	11,954,264	5.7%
Outside services	50,193,105	8.0%	118,561,709	745,296	14.8%	68,368,604	136.2%
Office rental fees	72,703,169	11.6%	61,428,219	386,147	7.7%	(11,274,950)	(15.5)%
System maintenance fees	69,158,807	11.1%	57,313,005	360,278	7.2%	(11,845,802)	(17.1)%
Commission expenses	58,239,536	9.3%	61,883,185	389,007	7.7%	3,643,649	6.3%
Depreciation and amortization expenses	33,078,421	5.3%	29,860,560	187,708	3.7%	(3,217,861)	(9.7)%
Promotion fees	26,747,826	4.3%	92,344,713	580,492	11.6%	65,596,887	245.2%
Travel expenses	15,992,004	2.6%	28,437,427	178,762	3.6%	12,445,423	77.8%
Recruitment fees	31,478,767	5.0%	31,913,999	200,616	4.0%	435,232	1.4%
Taxes and public dues	5,970,495	1.0%	29,377,548	184,671	3.7%	23,407,053	392.0%
Office supplies	4,076,370	0.7%	9,282,613	58,352	1.2%	5,206,243	127.7%
Entertainment expenses	6,733,208	1.1%	5,097,726	32,045	0.6%	(1,635,482)	(24.3)%
Conference fees	5,677,949	0.9%	11,190,979	70,348	1.4%	5,513,030	97.1%
Others	34,055,573	5.5%	40,155,331	252,422	5.0%	6,099,758	17.9%
Total	624,299,080	100.0%	798,995,128	5,022,599	100.0%	174,696,048	28.0%

Other income and expenses, net

Other income and expenses, net increased by JPY23.5 million, or 316.6%, for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase in other income and expenses, net was attributed to: (i) a decrease in the franchise income returned balance by JPY16.8 million ($0.1 million). As of March 31, 2025, the Company recognized JPY16.8 million of franchise fee refunds related to revisions to its franchise agreement terms, (ii) an increase in grant income by JPY3.9 million, and (iii) an increase in the unrealized gain on long-term investment by JPY2.7 million.

	For the Three Months Ended March 31,					Fluctuation
	2025		2026	2026
	JPY	%	JPY	US$	%	JPY	%
Dividend income	87,500	(1.2)%	87,500	550	0.5%	-	0%
Grant income	8,524,957	(114.8)%	12,400,890	77,954	77.1%	3,875,933	45.5%
Loss on disposal of long-lived assets	(168,969)	2.2%	(4)	-	-%	168,965	(100.0)%
Unrealized loss on short-term investment	(161,000)	2.1%	-	-	-%	161,000	(100.0)%
Unrealized gain on long-term investment	-	-%	2,735,074	17,193	17.0%	2,735,074	100.0%
Franchise income returned	(16,803,413)	226.4%	-	-	-%	16,803,413	(100.0)%
Unrealized foreign exchange loss	(1,325,417)	17.9%	(324,095)	(2,037)	(2.0)%	1,001,322	(75.5)%
Other income, net	2,423,417	(32.6)%	1,176,619	7,396	7.4%	(1,246,798)	(51.4)%
Total	(7,422,925)	100.0%	16,075,984	101,056	100.0%	23,498,909	(316.6)%

Income tax provisions

Income tax provisions were JPY45.0 million for the three months ended March 31, 2026, as compared to income tax provision of JPY32.7 million for the three months ended March 31, 2025. Our effective tax rate for the three months ended March 31, 2025 and 2026 was 21.1% and 26.6%, respectively. The increase in our effective tax rate was primarily attributable to the non-deductible tax effect of deferred IPO costs recognized in the prior period while we were preparing for our IPO.

We had no tax obligation arising from other jurisdictions during the three months ended March 31, 2025 and 2026. During the three months ended March 31, 2025 and 2026, we had no material dispute or unresolved tax issues with the relevant tax authorities.

Net income

As a result of the foregoing reasons, we reported net income of JPY124.3 million ($0.8 million) for the three months ended March 31, 2026, as compared to net income of JPY122.5 million for the three months ended March 31, 2025.

Adjusted income from operations

As a result of the foregoing reasons, we reported adjusted income from operations of JPY167.8 million ($1.1 million) for the three months ended March 31, 2026, as compared to adjusted income from operations of JPY166.1 million for the three months ended March 31, 2025. See “Non-GAAP Financial Measures and Reconciliation” below.

Non-GAAP Financial Measures and Reconciliation

In our report, we discuss key financial measures that are not calculated in accordance with GAAP to supplement our unaudited interim condensed consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

	For the Three Months Ended March 31,
	2025	2026	2026
	JPY	JPY	US$
INCOME FROM OPERATIONS	166,146,066	153,308,100	963,717
Plus: acquisition-related costs(a)	-	14,505,152	91,181
Adjusted INCOME FROM OPERATIONS	166,146,066	167,813,252	1,054,898

(a)	Represents acquisition-related costs incurred in connection with our acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of our core operating performance.

Our primary non-GAAP financial measure and corresponding metrics reflect how we evaluate our current and prior year operating results. As new events or circumstances arise, these definitions could change. When our definitions change, we provide the updated definitions. When items no longer impact our current or future presentation of non-GAAP operating results, we remove these items from our non-GAAP definitions.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the term adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure a supplemental performance measure because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including acquisition-related costs and other items that management does not consider reflective of our core operating performance. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

As our initial public offering was completed during the fiscal year ended December 31, 2025, and the related listing-related and transformational expenses were specific to our initial public offering and related transformation activities, we do not expect to incur such expenses in the fiscal year ending December 31, 2026 or future periods. Accordingly, beginning with the fiscal year ending December 31, 2026, we have revised our presentation of adjusted income from operations and removed listing-related and transformational expenses from the adjustments to adjusted income from operations for all historical periods presented.

Adjusted income from operations is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, our non-GAAP financial measure should be considered together with our unaudited interim condensed consolidated financial statements, which are prepared in accordance with GAAP. We understand that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	adjusted income from operations does not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

●	adjusted income from operations does not reflect changes in, or cash requirements for, our working capital needs;

●	adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and

●	although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted income from operations does not reflect any cash requirements for such replacements.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measure of cash that will be available to us to meet our obligations.

Financial Guidance

Revenue is expected to be between $82.9 million and $95.7 million for the fiscal year ending December 31, 2026, an increase of approximately 10.8% to 27.9% from $74.8 million for the fiscal year ended December 31, 2025.

Income from operations is expected to be between $4.5 million and $5.4 million for the fiscal year ending December 31, 2026, an increase of approximately 13.2% to 33.9% from $4.0 million for the fiscal year ended December 31, 2025.

The guidance is based on the assumption that no business acquisitions, restructuring activities, or legal settlements will take place during the period. The convenience translations into U.S. dollars in this section are prepared using the exchange rate as of December 31, 2025 of $1 = 156.80 JPY, consistent with the disclosures in our annual report on Form 20-F dated April 8, 2026.